SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
05/19/2021


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,123

8. SHARED VOTING POWER
168,615

9. SOLE DISPOSITIVE POWER
5,123
_______________________________________________________

10. SHARED DISPOSITIVE POWER
168,615

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
173,738 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,123

8. SHARED VOTING POWER
168,615

9. SOLE DISPOSITIVE POWER
5,123
_______________________________________________________

10. SHARED DISPOSITIVE POWER
168,615

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
173,738 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,123

8. SHARED VOTING POWER
168,615

9. SOLE DISPOSITIVE POWER
5,123
_______________________________________________________

10. SHARED DISPOSITIVE POWER
168,615

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
173,738 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed January 7, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on June 30, 2021, there were 4,853,202 shares of common stock outstanding as of April 30, 2021. The percentages set forth herein were derived using such number. On 5/19/21 1,213,300 were accepted for tender leaving 3,639,902 shares outstanding.The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew
Dakos  own Bulldog Investors, LLP, a registered investment advisor.
As of August 2, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 173,738 shares of IRL (representing 4.77% of IRL's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares. These 173,738 shares of IRL include 5,123 shares (representing 0.13% of IRL's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 173,738 shares of IRL beneficially owned by Bulldog Investors LLP (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 168,615 shares (representing 4.64% of IRL's outstanding shares).


(b)Bulldog Investors,LLP has sole power to dispose of and vote 5,123 shares. Bulldog Investors, LLP has shared power to dispose of and vote 173,738 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of IRL's shares) share this power with Bulldog Investors, LLP. Messrs.Goldstein and Dakos are partners of Bulldog Investors, LLP.


During the last 60 days the following shares of IRL were bought or sold.

Date                      Shares                  Price
6/1/2021		 (30,806)		 12.4994
6/4/2021		 (3,060)		 12.5400
6/4/2021		 (32,734)		 12.0300
6/9/2021		 (49,267)		 12.3500

6/7/2021		  33,767		12.3500
6/11/2021		  15,500		12.3500


d) Clients of Bulldog Investors, LLP are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of IRL's common stock on June 4, 2021 based on the N-CSRS filed June 30, 2021

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/5/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.